Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

24 October 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 20 October 2005, Merrill Lynch & Co., Inc notified the Australian Stock Exchange that it had ceased to become a substantial shareholder in Brambles Industries Limited with effect from 11 October 2005.

24 October 2005

Contact: Laura Jackson, Company Secretariat
Tel: +44 (020) 7659 6030

FILE NO: 82-5205

BRAMBLES INDUSTRIES PLC
Registered number: 4134697

24 October 2005

GRANT OF PERFORMANCE SHARE RIGHTS

We wish to advise that this year's grants under the Brambles Industries Limited 2004 Performance Share Plan, and the Brambles Industries plc 2004 Performance Share Plan ("Performance Share Plans") have now been finalised.

Details of the grants are set out below.

1 Performance Share Plans

Under the Performance Share Plans:

(a) Awards have been granted as at 21 October 2005 with respect to 3,278,567* BIL shares; and

(b) Awards have been granted as at 21 October 2005 with respect to 1,785,011* BIP shares.

In accordance with the Rules of the Plans, no consideration is payable for the exercise of the Performance Share Plan awards.

Where Performance Share awards are over Share Rights, awards will lapse if participants do not receive the underlying shares in accordance with their terms on or before 21 October 2011.

* including a limited number of Phantom Awards

2 Grants to Executive Directors

In addition to the above, in accordance with shareholder approval obtained at the 2004 Annual General Meetings the following Performance Share Plan awards have also been granted as at 21 October 2005 to the Group's Executive Directors:

(a) To D J Turner, awards under the Performance Share Plan with respect to 565,252 BIL shares; and

(b) To M F Ihlein awards under the Performance Share Plan with respect to 254,168 BIL shares.

These awards will lapse if participants do not receive the underlying shares in accordance with their terms on or before 21 October 2011.

Contact:

Kerry Porritt
Deputy Secretary

Tel: +44 (0)20 7659 6020

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

THOMAS FRANCES BROWN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 123,426 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 266,048 BIL SHARES
PERFORMANCE SHARE RIGHTS OVER 330,196 BIL SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

FILE NO: 82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH BOTH DR 3.1.4R(1)(a) AND DR 3.1.4(R)(1)(b)

3. Name of person discharging managerial responsibilities/director

MICHAEL FRANCES IHLEIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 254,168 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00

22. Total number of shares or debentures over which options held following notification

PERFORMANCE SHARE RIGHTS OVER 773,638 BIL SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

FILE NO: 82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES LIMITED PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

JEAN-LOUIS LAURENT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PHANTOM PERFORMANCE SHARE RIGHTS OVER 99,200 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES AND 99,200 BRAMBLES INDUSTRIES PLC (BIP) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00 AND £0.00

22. Total number of shares or debentures over which options held following notification

PHANTOM OPTIONS OVER 461,986 BIL SHARES AND 461,986 BIP SHARES
PHANTOM SHARE RIGHTS OVER 224,588 BIL SHARES AND 224,588 BIP SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MARK LUBY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 175,252 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 615,327 BIL SHARES
PERFORMANCE SHARE RIGHTS OVER 541,220 BIL SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

PAUL MARTINEZ

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 124,804 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 637,784 BIL SHARES
PERFORMANCE SHARE RIGHTS OVER 432,080 BIL SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

FILE NO: 82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

DAVID MEZZANOTTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PERFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 100,337 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES AND 100,337 BRAMBLES INDUSTRIES PLC (BIP) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00 AND £0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 313,972 BIL SHARES AND 313,972 BIP SHARES
SHARE RIGHTS OVER 255,618 BIL SHARES AND 255,618 BIP SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

FILE NO: 82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

AL TRUJILLO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PERFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 52,730 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES AND 52,730 BRAMBLES INDUSTRIES PLC (BIP) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00 AND £0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 362,570 BIL SHARES AND 340,952 BIP SHARES
SHARE RIGHTS OVER 215,803 BIL SHARES AND 215,803 BIP SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

FILE: 82-5205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH BOTH DR 3.1.4R(1)(a) AND DR 3.1.4(R)(1)(b)

3. Name of person discharging managerial responsibilities/director

DAVID JOHN TURNER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 565,252 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 665,398 BIL SHARES
PERFORMANCE SHARE RIGHTS OVER 2,047,129 BIL SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES INDUSTRIES PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

CRAIG ANDREW VAN DER LAAN DE VRIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 OCTOBER 2005

18. Period during which or date on which it can be exercised

PENDING ACHIEVEMENT OF PERFORMANCE CONDITIONS PEROFORMANCE SHARE RIGHTS AWARDS WILL VEST ON 22 OCTOBER 2008 AND REMAIN AVAILABLE FOR EXERCISE UNTIL 21 OCTOBER 2011.

19. Total amount paid (if any) for grant of the option

A$0.00

20. Description of shares or debentures involved (class and number)

PERFORMANCE SHARE RIGHTS OVER 116,742 BRAMBLES INDUSTRIES LIMITED (BIL) SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

A$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 507,746 BIL SHARES
PERFORMANCE SHARE RIGHTS OVER 356,822 BIL SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KERRY PORRITT, 020 7659 6020

Name and signature of duly authorised officer of issuer responsible for making notification

KERRY PORRITT FCIS
DEPUTY COMPANY SECRETARY

Date of notification: 24 OCTOBER 2005

END